SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*


                        PHILADELPHIA SUBURBAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   718009-6-08
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Andrew A. Bernstein, Esq.               Stephen P. Stanczak, Esq.
    Cleary, Gottlieb, Steen & Hamilton     c/o United States Filter Corporation
          41, avenue de Friedland                   40-004 Cook Street
            75008 Paris, France                    Palm Desert, CA 92211
             33-1-40-74-68-00                         (760) 341-8126

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 10, 2002
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 718009608                                             Page 2


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vivendi Universal S.A. (formerly Vivendi S.A.)

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                  (b) [ ]

  3


  4    SOURCE OF FUNDS*

       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       France

                          7    SOLE VOTING POWER
                               None
   NUMBER OF SHARES
  BENEFICIALLY OWNED      8    SHARED VOTING POWER
          BY                   11,510,136
    EACH REPORTING
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH                  None

                          10   SHARED DISPOSITIVE POWER
                               11,510,136

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,510,136

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 16.8% (based upon 68,486,101 shares outstanding as of March 1, 2002 according to Philadelphia Suburban Corporation's Annual Report on Form 10K for the fiscal year ended December 31, 2001)

  14   TYPE OF REPORTING PERSON*

       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 718009608                                             Page 3


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vivendi North America Company (formerly Anjou International Company)

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                  (b) [ ]

  3


  4    SOURCE OF FUNDS*

       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.

                          7    SOLE VOTING POWER
                               None
   NUMBER OF SHARES
  BENEFICIALLY OWNED      8    SHARED VOTING POWER
          BY                   1,175,915
    EACH REPORTING
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH                  None

                          10   SHARED DISPOSITIVE POWER
                               1,175,915

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,175,915

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 1.7% (based upon 68,486,101 shares outstanding as of March 1, 2002 according to Philadelphia Suburban Corporation's Annual Report on Form 10K for the fiscal year ended December 31, 2001)

  14   TYPE OF REPORTING PERSON*

       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 718009608                                             Page 4



  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vivendi Water S.A.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                  (b) [ ]

  3


  4
       SOURCE OF FUNDS*

       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       France

                          7    SOLE VOTING POWER
                               None
   NUMBER OF SHARES
  BENEFICIALLY OWNED      8    SHARED VOTING POWER
          BY                   10,334,221
    EACH REPORTING
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH                  None

                          10   SHARED DISPOSITIVE POWER
                               10,334,221

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,334,221

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 15.1% (based upon 68,486,101 shares outstanding as of March 1, 2002 according to Philadelphia Suburban Corporation's Annual Report on Form 10K for the fiscal year ended December 31, 2001)

  14   TYPE OF REPORTING PERSON*

       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 718009608                                             Page 5



  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Compagnie Generale des Eaux

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                  (b) [ ]

  3


  4    SOURCE OF FUNDS*

       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       France

                          7    SOLE VOTING POWER
                               None
   NUMBER OF SHARES
  BENEFICIALLY OWNED      8    SHARED VOTING POWER
          BY                   None
    EACH REPORTING
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH                  None

                          10   SHARED DISPOSITIVE POWER
                               None

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

  14   TYPE OF REPORTING PERSON*

       PN (limited partnership)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 21 (this "Amendment"), which amends and supplements the Report on Schedule 13D dated August 1, 2000, as amended and restated (the "Schedule 13D"), of Vivendi Universal S.A. (formerly Vivendi S.A.), its indirect subsidiaries Vivendi North America Company (formerly Anjou International Company) and Vivendi Water S.A., and Vivendi Water S.A.'s wholly-owned subsidiary Compagnie Generale des Eaux, is filed to reflect the resignation from the Board of Directors of Philadelphia Suburban Corporation, a Pennsylvania corporation (the "Issuer"), of a member of the supervisory board and a member of the management board of Vivendi Environnement S.A., a majority owned subsidiary of Vivendi Universal S.A., and to reflect information required pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, relating to the shares of common stock, par value $0.55 per share, of the Issuer.

                  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.           Identity and Background.

                  Items 2(a) and (b) of Schedule 13D are amended and restated in their entirety as follows:

                  "(a) This statement is filed by Vivendi Universal S.A. (formerly Vivendi S.A.) ("Vivendi Universal" or "Vivendi"), its indirect subsidiaries Vivendi North America Company (formerly Anjou International Company) ("VNAC") and Vivendi Water S.A. ("Water"), and Water's wholly owned subsidiary Compagnie Generale des Eaux ("CGE" and, together with Vivendi, VNAC and Water, the "Filing Persons").

                  Except for three (3) shares held indirectly by Vivendi Universal, Water is a wholly owned subsidiary of Vivendi Environnement S.A., a French corporation ("Environnement"). Vivendi Universal holds approximately 63% of the capital stock of Environnement. VNAC is a wholly owned subsidiary of Vivendi North America Operations, Inc. ("Operations"), a wholly-owned indirect subsidiary of Environnement.

                  (b) The business address of Vivendi Universal is 42 avenue de Friedland, 75380 Paris, Cedex 08, France. The business address of Environnement is 36-38 avenue Kleber, 75116 Paris, France. The business address of VNAC is 60 East 42nd Street, 36th Floor, New York, New York 10165. The business address of Water and CGE is 52 Rue d'Anjou 75008, Paris, France."

Item 4.           Purpose of Transaction.

                  Item 4 of Schedule 13D is amended by:

                  (i) Amending and restating paragraph (c) of Item 4 as follows:

                  "(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. However, Richard J. Heckmann, a member of the Supervisory Boards of Environnement and Water, resigned as a director of the Issuer in January 2002, and Andrew D. Seidel, a member of the Management Board of Environnement, resigned as a director of the Issuer on May 9, 2002. As of the date hereof, none of the members of the Board of Directors of the Issuer are directors or executive officers of Vivendi Universal nor of any of its direct or indirect subsidiaries."

                  (ii) Deleting the last paragraph of Item 4 and adding the following paragraphs at the end thereof:

                  "VNAC has authorized the immediate sale, in one or more broker's transactions, of up to 684,861 Shares. Each of VNAC and Water presently intends to fully divest its interest in the Issuer by (i) selling, pledging or otherwise disposing of, directly or indirectly, additional Shares in the open market and/or in negotiated transactions, (ii) issuing securities exchangeable into any Shares, (iii) entering into any swap, hedge or other arrangements that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, and (iv) entering into one or more transactions which would have the same effect as (i) through (iii) above, in each case from time to time as permitted under applicable U.S. securities laws and regulations, and until such time as VNAC, Water and their affiliates cease to hold any Shares. VNAC and Water will continue to review their investment position in the Issuer periodically and, depending on such review, market conditions and share prices, the Issuer's business, prospects and future developments and applicable legal requirements, VNAC and Water may decide to change their divestment strategy relating to the Shares at any time."

Item 5.           Interest in Securities of the Issuer.

                  Item 5 (a)-(c) of Schedule 13D is amended and restated in its entirety as follows:

                  "(a) As of May 10, 2002, Vivendi Universal was, through its indirect subsidiaries VNAC and Water, the beneficial owner of 11,510,136 Shares constituting approximately 16.8% of the outstanding Shares (based upon 68,486,101 shares outstanding as of March 1, 2002 according to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2001). To the best knowledge of Vivendi Universal, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

                  As of May 10, 2002, Environnement was, through its subsidiaries VNAC and Water, the beneficial owner of the 11,510,136 Shares, constituting approximately 16.8% of the outstanding Shares (based upon 68,486,101 shares outstanding as of March 1, 2002 according to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2001). To the best knowledge of Environnement, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares, other than Andrew D. Seidel, a member of the Management Board of Environnement, who currently owns 875 Shares.

                  As of May 10, 2002, VNAC was the beneficial owner of 1,175,915 Shares, constituting approximately 1.7% of the outstanding Shares (based upon 68,486,101 shares outstanding as of March 1, 2002 according to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2001). To the best knowledge of VNAC, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

                  As of May 10, 2002, Water was the beneficial owner of 10,334,221 Shares, constituting approximately 15.1% of the outstanding Shares (based upon 68,486,101 shares outstanding as of March 1, 2002 according to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31,
2001). To the best knowledge of Water, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

                  As of May 10, 2002, CGE did not beneficially own any Shares. To the best knowledge of CGE, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

                  (b) Vivendi Universal has, through its indirect subsidiaries VNAC and Water, the shared power to vote or direct the disposition of 11,510,136 Shares. Environnement has, through its subsidiaries VNAC and Water, the shared power to vote or direct the disposition of 11,510,136 Shares. VNAC and Water have the shared power to vote or direct the disposition of 1,175,915 Shares and 10,334,221 Shares, respectively.

                  (c) Neither Vivendi Universal nor, to the best of Vivendi Universal's knowledge, any executive officer or director of Vivendi Universal:
(a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

                  Neither Environnement nor, to the best of Environnement's knowledge, any executive officer or supervisory board member of Environnement:
(a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares, other than Richard J. Heckmann, a member of the Supervisory Board of Environnement, who sold 875 Shares on April 30, 2002 and Andrew D. Seidel, a member of the Management Board of Environnement, who currently owns 875 Shares. To the best knowledge of Environnement, Mr. Heckmann does not currently own any Shares.

                  Neither VNAC nor, to the best of VNAC's knowledge, any executive officer or director of VNAC: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

                  Except as set forth in Schedule 1 hereto and incorporated herein by reference, neither Water nor, to the best of Water's knowledge, any executive officer or supervisory board member of Water (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

                  Neither CGE nor, to the best of CGE's knowledge, any executive officer or director of CGE: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares."

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  Item 6 of Schedule 13D is amended to read in its entirety as follows:

                  "On May 10, 2002, VNAC placed a sale order with Deutsche Banc Alex. Brown Inc. ("DB"), pursuant to which DB has been requested to execute the sale of up to 684,861 Shares in one or more broker's transactions within the meaning of the Securities Act of 1933, as amended, in coordination with VNAC with respect to the material terms, including price, of such transactions.

                  Except as set forth in the preceding paragraph, none of the Filing Persons nor, to the best of the Filing Persons' knowledge, any person named in Item 2 hereof, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.  Material to be Filed as Exhibits.

         1.   Joint Filing Agreement.*
         2. Special Power of Attorney of Vivendi Universal S.A. (formerly Vivendi S.A.)*
         3.   Special Power of Attorney of Vivendi North America Company*
         4.   Special Power of Attorney of Vivendi Water S.A.*
         5.   Special Power of Attorney of Compagnie Generale Des Eaux*

         ------------------
         * Previously filed as an exhibit to Amendment 20 to Schedule 13D filed on August 1, 2000.

                                   Schedule 1

           Directors and Executive Officers of Vivendi Universal S.A.


                                                                                          Present Principal
                                                                                      Occupation or Employment,
                                                                                         including the Name
                                                                                      (principal business) and
                                                                                     Address (if different than
                                                                                        Business Address) of
Position with Vivendi                   Name and                      Citizenship             Employer
                                    Business Address
-------------------------------------------------------------------------------------------------------------------------
I.     Directors
-------------------------------------------------------------------------------------------------------------------------
Chairman of the Board            Jean-Marie Messier                    French         Chairman and Chief
                                 c/o Vivendi Universal                                Executive Officer of
                                 42, avenue de Friedland                              Vivendi Universal
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Director                         Edgar Bronfman, Jr.                   U.S.           Special Advisor to the
                                 Lexa Partners LLC                                    Chairman of Vivendi
                                 390 Park Avenue, 4th floor                           Universal
                                 New York, NY 10022
-------------------------------------------------------------------------------------------------------------------------
Director                         Eric Licoys                           French         Co-Chief Operating
                                 c/o Vivendi Universal                                Officer of Vivendi
                                 42, avenue de Friedland                              Universal; Chairman of
                                 75380 Paris, Cedex 08                                Havas Medimedia
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Bernard Arnault                       French         Chairman and Chief Executive
                                 LVMH                                                 Officer of LVMH Moet
                                 30, avenue Montaigne                                 Hennessy Louis Vuitton,
                                 75008 Paris                                          Christian Dior, Groupe Arnault,
                                 France                                               Societe Civile du Cheval Blanc,
                                                                                      Saint Emilion, and Montaigne
                                                                                      Participations et Gestion S.A.
-------------------------------------------------------------------------------------------------------------------------
Director                         Edgar M. Bronfman                     U.S.           President of World
                                 c/o Vivendi Universal                                Jewish Congress, World
                                 375 Park Avenue, 5th floor                           Jewish Restitution
                                 New York, NY 10152-0192                              Organization and
                                 USA                                                  Foundation for Jewish
                                                                                      Campus Life (Hillel)
-------------------------------------------------------------------------------------------------------------------------
Director                         Richard H. Brown                      U.S.           Chairman and Chief Executive
                                 Electronic Data Systems                              Officer of Electronic Data
                                 5400 Legacy Drive                                    Systems Co.
                                 Plano, Texas 75024-3199
                                 USA
-------------------------------------------------------------------------------------------------------------------------
Director                         Jean-Marc Espalioux                   French         Chairman of the
                                 Accor                                                Management  Board
                                 Tour Maine Montparnasse                              and CEO of Accor
                                 33 avenue du Maine
                                 75755 Paris Cedex 15
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Philippe Foriel-Destezet              French         Director of Adecco S.A.;
                                 Nescofin                                             Chairman of Akila
                                 43 Rutland gate                                      Finance S.A. and
                                 S.W. 71 ED London                                    Nescofin UK Ltd
                                 England
-------------------------------------------------------------------------------------------------------------------------
Director                         Jacques Friedman                      French         Director of BNP Paribas
                                 80 avenue de Breteuil                                and TotalFinaElf S.A.
                                 75015 Paris
-------------------------------------------------------------------------------------------------------------------------
Director                         Esther Koplowitz                      Spanish        Director of Fomentos de
                                 FCC                                                  Construcciones y
                                 Plaza Pablo Ruiz Picasso                             Contratas (FCC);
                                 28020 Madrid                                         President of Ayuda al
                                 Spain                                                Desvalido Foundation
-------------------------------------------------------------------------------------------------------------------------
Director                         Marie-Josee Kravis                    Canadian       Senior Fellow of
                                 Hudson Institute                                     Hudson Institute Inc.;
                                 625 Park Avenue                                      Director of The
                                 New York, NY 10021                                   Canadian Imperial Bank
                                 USA                                                  of Commerce, Hollinger
                                                                                      International Inc., The
                                                                                      Ford Motor Company
                                                                                      and USA Networks, Inc.
-------------------------------------------------------------------------------------------------------------------------
Director                         Henri Lachmann                        French         Chairman and Chief
                                 Schneider Electric S.A.                              Executive Officer of
                                 43-45 Bd Franklin Roosevelt                          Schneider Electric S.A.
                                 92500 Rueil Malmaison
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Samuel Minzberg                       Canadian       Chairman and Chief
                                 Claridge Inc.                                        Executive Officer of
                                 1170 Peel Street, 8th floor                          Claridge Inc.
                                 Montreal, Quebec H3B 4P2
-------------------------------------------------------------------------------------------------------------------------
Director                         Simon Murray                          British        Chairman of Simon
                                 Simon Murray &                                       Murray & Associates
                                 Associates (U.K) Ltd.
                                 Princes House
                                 38 Jermyn Street
                                 England
-------------------------------------------------------------------------------------------------------------------------
Director                         Serge Tchuruk                         French         Chairman and Chief
                                 Alcatel                                              Executive Officer of
                                 54, rue de la Boetie                                 Alcatel
                                 75008 Paris
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Marc Vienot                           French         Honorary Chairman and
                                 Societe Generale                                     Director of Societe
                                 Tour Societe Generale                                Generale; Chairman of
                                 92972 Paris La Defense                               the Supervisory Board
                                 France                                               of Aventis and
                                                                                      Chairman of Paris
                                                                                      Europlace
-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (other than those who are
       also Directors)
-------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Philippe Germond                      French         Chairman and Chief
President, Internet              c/o Vivendi Universal                                Executive Officer of
and Telecom                      42, avenue de Friedland                              Cegetel Groupe
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Guillaume Hannezo                     French
President and Chief Financial    c/o Vivendi Universal
Officer                          42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Andrew Kaslow                         U.S.
President, Human Resources       c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Chairman and CEO of              Doug Morris                           U.S.
UMG                              c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Henri Proglio                         French         Chairman of the
President, Vivendi               c/o Vivendi Environnement                            Management Board and
Environnement                    36-38 avenue Kleber                                  Chief Executive Officer
                                 75116 Paris                                          of Vivendi
                                 France                                               Environnement
-------------------------------------------------------------------------------------------------------------------------
Vice Chairman and CEO of         Agnes Touraine                        French
Vivendi Universal Publishing     c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------

                       Directors and Executive Officers of
                          Vivendi North America Company




                                                                                             Present Principal
                                Name and Business Address                                Occupation or Employment,
                           Except as otherwise indicated, the                               Including the Name
                           Business Address of each person is                            (principal business) and
                            c/o Vivendi North America Company                           Address (if different than
                             60 East 42nd Street, 36th Floor                               Business Address) of
Position with Vivendi              New York, NY 10165                 Citizenship                Employer
-------------------------------------------------------------------------------------------------------------------------
I.     Directors
-------------------------------------------------------------------------------------------------------------------------
President and Director              Jerome Contamine                   French
-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (other than those who are
       also Directors)
-------------------------------------------------------------------------------------------------------------------------
Treasurer and Secretary             Philippe Beaute                    French

-------------------------------------------------------------------------------------------------------------------------
Assistant Treasurer                 Philippe Messager                  French

-------------------------------------------------------------------------------------------------------------------------
Assistant Treasurer                 Stephen Dunkling                   British

-------------------------------------------------------------------------------------------------------------------------

             Members of Supervisory Board and Executive Officers of
                               Vivendi Water S.A.



                                                                                             Present Principal
                                Name and Business Address                                Occupation or Employment,
                           Except as otherwise indicated, the                               Including the Name
                           Business Address of each person is                            (principal business) and
                                 c/o Vivendi Water S.A.                                 Address (if different than
                                     52, rue d'Anjou                                       Business Address) of
Position with Vivendi              75008 Paris, France                Citizenship                Employer
-------------------------------------------------------------------------------------------------------------------------
I.     Members of Supervisory
       Board
-------------------------------------------------------------------------------------------------------------------------
Chairman and Chief               Henri Proglio                         French         Chairman of the
Executive Officer                                                                     Management Board and
                                                                                      Chief Executive Officer
                                                                                      of Vivendi Environment
-------------------------------------------------------------------------------------------------------------------------
Member                           Pierre-Henri Galan                    French
                                 c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Richard J. Heckmann(1)                U.S.
-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (other than those who are
       also Members of the
       Supervisory Board)
-------------------------------------------------------------------------------------------------------------------------
Chief Financial Officer          Olivier Grunberg                      French         Deputy General
                                                                                      Manager of Compagnie
                                                                                      Generale des Eaux
-------------------------------------------------------------------------------------------------------------------------
Chief Operating Officer          Olivier Barbaroux                     French
-------------------------------------------------------------------------------------------------------------------------
Deputy General Manager           Gerard Mohr                           French         Deputy General
                                                                                      Manager of Compagnie
                                                                                      Generale des Eaux
-------------------------------------------------------------------------------------------------------------------------
(1)  Richard J. Heckmann sold 875 Shares on April 30, 2002.  Mr. Heckmann does not beneficially own any Shares as of the date of this Amendment.

             Members of Supervisory Board and Executive Officers of
                           Compagnie Generale des Eaux



                                                                                             Present Principal
                                Name and Business Address                                Occupation or Employment,
                           Except as otherwise indicated, the                               Including the Name
                           Business Address of each person is                            (principal business) and
                             c/o Compagnie Generale des Eaux                            Address (if different than
                                     52, rue d'Anjou                                       Business Address) of
Position with Vivendi              75008 Paris, France                Citizenship                Employer
-------------------------------------------------------------------------------------------------------------------------
I.     Members of Supervisory
       Board
-------------------------------------------------------------------------------------------------------------------------
Chairman                         Paul Louis Girardot                   French

-------------------------------------------------------------------------------------------------------------------------
Member                           Jean-Claude Douvry                    French
                                 c/o SADE CGTH
                                 28, rue de la Baume
                                 75008 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Antoine Zacharias                     French
                                 c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Edrif S.A.                            French
                                 (represented by Mr. Serge Michel)
                                 5, rue Tronson du Coudray
                                 75008 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Marc Noel Vigier                      French

-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (other than those who are
       also Members of the
       Supervisory Board)
-------------------------------------------------------------------------------------------------------------------------
President and Chief              Henri Proglio                         French         Chairman of the
Executive Officer                                                                     Management Board and
                                                                                      Chief Executive Officer
                                                                                      of Vivendi Environment
-------------------------------------------------------------------------------------------------------------------------
Chief Operating Officer          Olivier Barbaroux                     French

-------------------------------------------------------------------------------------------------------------------------
Deputy General Manager           Gerard Mohr                           French         Deputy General
                                                                                      Manager of Vivendi
                                                                                      Water S.A.
-------------------------------------------------------------------------------------------------------------------------
Deputy General Manager           Olivier Grunberg                      French         Chief Financial Officer
                                                                                      of Vivendi Water S.A.
-------------------------------------------------------------------------------------------------------------------------
General Secretary and Secretary  Patrick Spilliaert                    French
of the Supervisory Board
-------------------------------------------------------------------------------------------------------------------------

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2002
                                            VIVENDI UNIVERSAL S.A.

                                            By: /s/ Stephen P. Stanczak
                                                ------------------------------
                                                Name: Stephen P. Stanczak
                                                      Attorney-in-Fact


                                            VIVENDI NORTH AMERICA COMPANY

                                            By: /s/ Stephen P. Stanczak
                                                ------------------------------
                                                Name: Stephen P. Stanczak
                                                      Attorney-in-Fact


                                            VIVENDI WATER S.A.

                                            By: /s/ Stephen P. Stanczak
                                                ------------------------------
                                                Name: Stephen P. Stanczak
                                                      Attorney-in-Fact


                                            COMPAGNIE GENERALE DES EAUX

                                            By: /s/ Stephen P. Stanczak
                                                ------------------------------
                                                Name: Stephen P. Stanczak
                                                      Attorney-in-Fact